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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 3
                                      TO
                                 SCHEDULE 13E-3
              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                pcORDER.COM, INC.
                              (NAME OF THE ISSUER)

                                pcORDER.COM, INC.
                           POI ACQUISITION CORP., INC.
                       (NAMES OF PERSONS FILING STATEMENT)

                 Class A Common Stock, par value $0.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                   70453H 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

       Richard Friedman                              Lance A. Jones, Esq.
Vice President, General Counsel              Vice President and General Counsel
         and Secretary                             Trilogy Software, Inc.
       pcOrder.com, Inc.                          6034 West Courtyard Drive
    5001 Plaza on the Lake                           Austin, Texas 78730
      Austin, Texas 78746                               (512) 425-3167
        (512) 684-1100

      (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                                   COPIES TO:

        Henry Lesser, Esq.                          Dennis R. Cassell, Esq.
Gray, Cary, Ware & Freidenrich LLP                   Haynes and Boone, LLP
        400 Hamilton Avenue                     7501 N. Capital of Texas Highway
 Palo Alto, California 94301-1809                      Bldg. A, Suite 130
          (650) 833-2425                              Austin, Texas 78731
                                                        (512) 692-8388

THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

A. [_] THE FILING OF SOLICITATION MATERIALS OR AN INFORMATION STATEMENT SUBJECT TO REGULATION 14A (SS.SS.240.14A-1 THROUGH 240.14B-2), REGULATION 14C (SS.SS.240.14C-1 THROUGH 240.14C-101) OR RULE 13E-3(C) (SS.240.13E-3(C)) UNDER
THE SECURITIES EXCHANGE ACT OF 1934 ("THE ACT").

B. [_] THE FILING OF A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933.

C. [X] A TENDER OFFER.
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D. [_] NONE OF THE ABOVE.

CHECK THE FOLLOWING BOX IF THE SOLICITING MATERIALS OR INFORMATION STATEMENT REFERRED TO IN CHECKING BOX (A) ARE PRELIMINARY COPIES: [_]

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TRANSACTION: [_]

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     This Amendment No. 3 to the Transaction Statement on Schedule 13E-3
initially filed with the Securities and Exchange Commission on November 17, 2000, as previously amended (the "Schedule 13E-3"), by pcOrder.com, Inc., a Delaware corporation ("pcORDER"), and POI Acquisition Corp., Inc., a Delaware corporation (POI ACQUISITION CORP.") which is a wholly-owned subsidiary of Trilogy Software, Inc., a Delaware corporation ("TRILOGY"), relates to the tender offer by Trilogy to purchase any and all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the "COMMON STOCK" or the "SHARES"), of pcOrder, at a purchase price of $6.375 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "INITIAL OFFER TO PURCHASE"), which was previously filed as Exhibit (a)(1)(A) to the Schedule 13E-3, the first supplement to the Offer to Purchase dated November 17, 2000 ("SUPPLEMENT No. 1"), which was previously filed as Exhibit (a)(1)(Y) to the Schedule 13E-3, supplement No. 2 to the Offer to Purchase dated November 20, 2000 ("SUPPLEMENT No. 2"), which was previously filed as Exhibit (a)(1)(DD) to the Schedule 13E-3 (the Initial Offer to Purchase, Supplement No. 1 and Supplement No. 2, each as amended or supplemented from time to time, are together referred to herein as the "OFFER TO PURCHASE"), and in the related Letter of Transmittal, which was previously filed as Exhibit (a)(1)(C) to the
Schedule 13E-3 (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "OFFER").

     The information in the Offer, as amended hereby, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of the Schedule 13E-3, as amended hereby.

     Capitalized terms used and not otherwise defined herein have the meaning given those terms in the Offer to Purchase.

     This Amendment No. 3 is being filed for the following purposes:

        (1) to reference the information set forth under the caption "Item 15. Additional Information," and

        (2) to reflect the addition and amendment of Exhibits (see Item 16).


     ITEM 15. ADDITIONAL INFORMATION

          The information set forth under the caption "Item 15. Additional Information" in the Schedule 13E-3 and under the caption "Special Factors-- Certain Litigation" in the Offer to Purchase, is amended and supplemented as follows:

          The information set forth in the joint press release of pcOrder and Trilogy, dated December 1, 2000, filed as an Exhibit to this Amendment No. 3 (see Item 16), is incorporated by reference.

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ITEM 16. EXHIBITS.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by the addition of the following exhibits:

(a)(1)(HH) Press Release dated November 30, 2000, reporting the issuance of a temporary restraining order.

(a)(1)(II) Amendment No. 5, dated December 1, 2000, to Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc., dated November 6, 2000, as previously amended by Exhibits (a)(1)(Z), (a)(1)(AA), (a)(1)(FF) and (a)(1)(GG). (Filed as Amendment No. 5 to Schedule 14D-9 on December 1, 2000 and incorporated herein by reference.)

(a)(1)(JJ) Joint Press Release, dated December 1, 2000, of pcOrder.com, Inc. and Trilogy Software, Inc.

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                                   SIGNATURES

     After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                  pcOrder.com, Inc.



                                  By:      /s/ Richard Friedman
                                      ----------------------------------------
                                           Richard Friedman
                                           Vice President, General Counsel
                                           and Secretary


                                  POI Acquisition Corp., Inc.



                                  By:      /s/ Dennis R. Cassell
                                      ----------------------------------------
                                           Dennis R. Cassell
                                           Secretary


Date: December 1, 2000
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                                 EXHIBIT INDEX

The Exhibit Index of the Schedule 13E-3 is hereby amended and supplemented by the addition of the following exhibits:

(a)(1)(HH) Press Release dated November 30, 2000, reporting the issuance of a temporary restraining order.

(a)(1)(II) Amendment No. 5, dated December 1, 2000, to Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc., dated November 6, 2000, as previously amended by Exhibits (a)(1)(Z), (a)(1)(AA), (a)(1)(FF) and (a)(1)(GG). (Filed as Amendment No. 5 to Schedule 14D-9 on December 1, 2000 and incorporated herein by reference.)

(a)(1)(JJ) Joint Press Release, dated December 1, 2000, of pcOrder.com, Inc. and Trilogy Software, Inc.